15047177

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaufman & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sumner Kaufman 617-426-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Starr, Finer, Starr LLP
(Name – *if individual, state last, first, middle name*)

1280 Soldiers Field Road	Boston	MA	02135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman & Company, LLC, as of December, 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

AVAILABLE FOR PUBLIC INSPECTION

STARR, FINER, STARR LLP
CERTIFIED PUBLIC ACCOUNTANTS
1280 SOLDIERS FIELD ROAD
BOSTON, MASS. 02135-1096

KAUFMAN & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

AVAILABLE FOR PUBLIC INSPECTION

KAUFMAN & COMPANY, LLC

DECEMBER 31, 2014

TABLE OF CONTENTS

STARR, FINER, STARR LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kaufman & Company, LLC

We have audited the accompanying statement of financial condition of Kaufman & Company, LLC (a Massachusetts Limited Liability Company) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on the Company's financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis: (1) evidence supporting the amounts and disclosures in the statement of financial position (2) assessing the accounting principles used and (3) significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Kaufman & Company, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Starr Finer Starr LLP

Boston, Massachusetts
February 25, 2015

KAUFMAN & COMPANY, LLC

Statement of Financial Condition as of December 31, 2014

ASSETS

CURRENT:	
Cash	$72,152
Accounts Receivable-Trade	349
Total Current Assets	72,501
PROPERTY AND EQUIPMENT, at Cost	33,776
Accumulated Depreciation	33,776
	--
	$72,501

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Current:	
Accounts Payable	$31,871
Other Accruals	21,289
Total Current Liabilities	53,160
MEMBERS' EQUITY	19,341
	$72,501

COMMITMENTS AND CONTINGENCIES (NOTE D)

(See Accompanying Notes to the Statement of Financial Condition)

Notes to the Statement of Financial Condition as of December 31, 2014

NOTE A - NATURE OF ORGANIZATION

Kaufman & Company, LLC, is a Massachusetts registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions.

In accordance with the operating agreement, the Company shall continue in existence until December 31, 2053 unless dissolved sooner.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Accounting principles generally accepted in the United States of America require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

Property and Equipment. The cost and estimated service lives used in computing depreciation are as follows:

	SERVICE YEARS	2014
Furniture and Fixtures	5-7	$33,776

Depreciation and amortization have been computed on straight line and accelerated methods.

Income Taxes. No provision or liability for income taxes has been included in the financial statements. As a limited liability company, any income or loss is included in the tax returns of the members.

The Company's income tax returns are subject to examination by taxing authorities generally for a period of three years from the date they are filed. At December 31, 2014, the years 2011-2013 are open for examination.

Notes to the Statement of Financial Condition as of December 31, 2014
(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - RETIREMENT PLAN

The Company sponsors a profit sharing plan and makes annual contributions, dependent upon profits and at the discretion of management, to the trustee of the profit sharing trust to provide funds with which to pay benefits to employees at retirement.

NOTE D - OPERATING LEASES

The Company is obligated under a 24 month lease agreement expiring December 2016 for office space. Provisions of the lease agreement include: (1) payment of certain operating costs and real estate taxes. Annual minimum future rental payments under the non-cancellable lease agreement are as follows:

YEAR	AMOUNT
2015	$133,940
2016	137,560
	271,500

NOTE E - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2015 the date on which the financial statements were available to be issued.